Exhibit B.9: Disclosure regarding code of ethics
CIBC has adopted a Code of Conduct applicable to all its officers and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at http://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-conduct.html. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2009 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.
Effective November 1, 2009, CIBC adopted minor amendments to the Code of Conduct to address the following issues:
•	Honesty, Integrity and Fraud Prevention: This section now includes specific examples of activities that are prohibited.

•	Scope of Activity: This section has been expanded to prohibit giving clients certain types of advice (investment, tax, legal, etc.) unless the employee has the required authority and qualifications to do so. This section also now includes an explicit prohibition regarding the processing of transactions without proper client authorization and documentation.

•	Outside Activities and Appointments: This section has been clarified to indicate that an employee requires approval:
-	prior to commencing a campaign for election to public office; or

-	prior to acting as a director of a company, even where the activity is undertaken at CIBC’s request.
•	Copyright: A new section has been added regarding the need to respect copyright laws before using certain types of material.
In addition to this change, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.
Effective November 1, 2008, CIBC adopted amendments to the Code of Conduct to address the following issues:
•	Harassment and Discrimination: The obligation to treat “others” fairly included in the Code of Conduct was clarified to include clients, suppliers and the public as well as employees.

•	Beneficiaries and Powers of Attorney: The prohibition regarding accepting a grant of a power of attorney from a client was clarified to indicate that it does not apply if the client is a family member.

•	Outside Activities and Appointments: The Code of Conduct was clarified to state that Compliance department approval is required before someone may act as a director of a CIBC subsidiary.

•	Processing Personal Transactions: The prohibition regarding processing personal transactions was clarified to include processing transactions for anyone for whom an employee is serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney).

•	Information Security: The Code of Conduct was updated to align with current requirements in other CIBC policies dealing with information security.

•	Representing CIBC: The Code of Conduct was updated to add reference to the requirements of Canadian legislation dealing with lobbying.
In addition to this change, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.